Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor. If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares. INTERNATIONAL GAME TECHNOLOGY PLC (incorporated and registered in England and Wales under number 09127533) NOTICE OF 2021 ANNUAL GENERAL MEETING Notice of the annual general meeting (the “AGM”) of International Game Technology PLC (the “Company”) to be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 11 May 2021 at 3.00 p.m. (BST) is set out in this document. In light of the COVID-19 related Government restrictions and measures relating to social gatherings which are presently in place and the overriding health and safety concerns, the board of directors of the Company has decided to hold this year’s AGM as a closed meeting with only the minimum quorum of two shareholders present, in addition to the usual supporting staff, reduced to a minimum. Therefore, it will not be possible for shareholders to attend in person (other than those designated as attending for the purposes of the quorum) and if you attempt to attend in person, you will be refused entry. The Company will provide updates via a press release and on its website regarding any changes to the AGM and/or its proceedings. Shareholders are encouraged to vote by submitting a proxy in advance of the AGM and to appoint the chairperson of the meeting as proxy to ensure shareholder votes are counted. Other named proxies will not be allowed to attend the AGM in person. Additional information for those entitled to vote is set out in Part 1 (Explanatory Notes to the Resolutions) of the notice of the AGM.

2 CONTENTS LETTER FROM THE CHAIRPERSON 3 NOTICE OF ANNUAL GENERAL MEETING 5 PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS 11 PART 2: GENERAL NOTES TO THE AGM NOTICE 17 APPENDIX 1: DIRECTORS’ BIOGRAPHIES 21 APPENDIX 2: SUMMARY OF THE 2021 EQUITY INCENTIVE PLAN 26 Directions to the AGM The AGM will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT. Directions to the address of the AGM are as follows: BY UNDERGROUND The nearest tube station to the venue is Marble Arch. BY AIR Heathrow Express From Heathrow take the Heathrow Express (usually every 15 minutes) to Paddington train station and then a taxi to the venue (ten minutes). Gatwick Airport - 30 miles / 48 km Taxi from Gatwick - approximately 1 hour 15 minutes Gatwick Express - approximately 1 hour Gatwick Express From Gatwick take the Gatwick Express (usually every 15 minutes) to Victoria train station and then a taxi to the venue (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The venue is within walking distance, 15 minutes along Oxford Street.

3 LETTER FROM THE CHAIRPERSON International Game Technology PLC Registered number: 09127533 Registered office: Marble Arch House 66 Seymour Street Second Floor London W1H 5BT Directors: Beatrice Bassey Massimiliano Chiara Alberto Dessy Marco Drago James McCann Heather McGregor Lorenzo Pellicioli Samantha Ravich Vincent Sadusky Marco Sala Gianmario Tondato Da Ruos 1 April 2021 Dear Recipient Annual General Meeting to be held on Tuesday, 11 May 2021 I have the pleasure of sending you the notice of this year’s AGM (the “AGM Notice”) which we are holding at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 11 May 2021 at 3.00 p.m. (BST). The AGM Notice, including the proposed resolutions (the “Resolutions”), is set out on page 5 onwards of this document. In light of the COVID-19 related Government restrictions and measures relating to social gatherings which are presently in place and the overriding health and safety concerns, the board of directors of the Company (“Board”) has decided to hold this year’s AGM as a closed meeting with only the minimum quorum of two shareholders present, in addition to the usual supporting staff, reduced to a minimum. Therefore, it will not be possible for shareholders to attend in person (other than those designated as attending for the purposes of the quorum) and if you attempt to attend in person, you will be refused entry. The Company will provide updates via a press release and on its website regarding any changes to the AGM and/or its proceedings. To facilitate engagement with shareholders, shareholders can send any questions relating to the business of the AGM in advance of the meeting to the Company Secretary, International Game Technology Plc, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT or IGT_AGM@IGT.com. Responses will be made via return email and/or published as soon as possible in the Investor Relations section of www.igt.com. Explanation of the Resolutions At the AGM, voting on all Resolutions will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more transparent as shareholder votes are counted according to the number of shares held. Like last year, we are proposing that the continued appointment of the Company’s directors be put to a shareholder vote. The biographies of the directors whose continuing appointment is to be approved at the AGM can be found in Appendix 1 (Directors’ Biographies).

4 19 of the 22 Resolutions being put to shareholders are proposed as ordinary resolutions. This means that, for each of the Resolutions being proposed as ordinary resolutions to be passed, votes representing more than half of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution. Three Resolutions being put to shareholders are being proposed as special resolutions. This means that, for each of the Resolutions being proposed as special resolutions to be passed, votes representing a majority of not less than 75% of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution. Explanatory notes in respect of the Resolutions are set out in Part 1 (Explanatory Notes to the Resolutions) of the AGM Notice. As soon as practicable following the AGM, the result of the voting at the AGM will be published on the Company’s website at www.igt.com and filed with the U.S. Securities and Exchange Commission. The Company’s annual report and accounts for the period ended 31 December 2020 (the “Annual Report and Accounts”) have been published and can also be viewed at www.igt.com. If you are a shareholder, or you hold your shares through a 401(k) plan and are entitled to hard copy materials, then a hard copy of the Annual Report and Accounts accompanies this notice. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276. Action to be taken Your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3.00 p.m. (BST) on 7 May 2021 is entitled to vote on the Resolutions. All shareholders are encouraged to please vote using proxy voting in accordance with the instructions printed on the enclosed proxy form and to appoint the chairperson of the meeting as proxy to ensure shareholder votes are counted. If you would like to vote on the Resolutions, please complete the proxy form or voting instruction form which accompanies the AGM Notice and return it according to the instructions on the form by no later than 3.00 p.m. (BST) on 7 May 2021. Further details relating to voting by proxy are set out in Part 2 (General Notes to the AGM Notice) of the AGM Notice. Recommendation The Board considers that the Resolutions are in the best interests of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of all the Resolutions. Yours sincerely, Lorenzo Pellicioli Chairperson

5 INTERNATIONAL GAME TECHNOLOGY PLC (the “Company”) NOTICE OF ANNUAL GENERAL MEETING Notice is hereby given that the annual general meeting of the Company (the “AGM”) will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 11 May 2021 at 3.00 p.m. (BST). The business of the AGM will be to consider and, if thought fit, pass the resolutions listed below (the “Resolutions”). Resolutions 1 to 18 (inclusive) and Resolution 22 will be proposed as ordinary resolutions. Resolutions 19 to 21 (inclusive) will be proposed as special resolutions. Explanations of the Resolutions are set out in Part 1 (Explanatory Notes to the Resolutions) of this notice, and additional information for those entitled to attend the AGM is set out in Part 2 (General Notes to the AGM Notice) of this notice. The biographies of the individuals whose continuing appointment as directors is to be approved are set out in Appendix 1 (Directors’ Biographies). ORDINARY RESOLUTIONS Annual report and accounts 2020 1 THAT the annual report and accounts of the directors and the auditor for the financial year ended 31 December 2020 (the “Annual Report and Accounts”) be received and adopted. Directors’ remuneration report 2 THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) for the financial year ended 31 December 2020 set out in section 2 of the Annual Report and Accounts be approved. Directors’ remuneration policy 3 THAT the directors’ remuneration policy (excluding the part containing the directors’ remuneration report) set out in section 2 of the Annual Report and Accounts be approved to take effect immediately after the end of the AGM. Continued appointment of directors 4 THAT Marco Sala, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the third subsequent annual general meeting of the Company. 5 THAT Beatrice Bassey, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 6 THAT Massimiliano Chiara, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

6 7 THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 8 THAT Marco Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 9 THAT James McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 10 THAT Heather McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 11 THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 12 THAT Samantha Ravich, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 13 THAT Vincent Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 14 THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. Re-appointment of auditor 15 THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company. Remuneration of auditor 16 THAT the board of directors of the Company or its audit committee be authorised to determine the auditor’s remuneration. Political donations 17 THAT, in accordance with s.366 and s.367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised, during the period beginning on the date of the passing of this resolution and ending on the conclusion of the Company’s next annual general meeting, to:

7 17.1 make political donations to political parties and/or independent election candidates not exceeding £100,000 (or its equivalent in another currency) in total; 17.2 make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and 17.3 incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total, in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs 17.1, 17.2 and 17.3 of this Resolution 17 shall not exceed £100,000 (or its equivalent in another currency) in total. Authority to allot shares 18 THAT the directors be generally and unconditionally authorised pursuant to s.551 of the Act to exercise all the powers of the Company to allot: 18.1 ordinary shares in the Company and to grant rights to subscribe for, or to convert any security into, ordinary shares in the Company (“Relevant Securities”), up to a maximum aggregate nominal amount of US$6,828,552.20; and 18.2 Relevant Securities comprising equity securities (within the meaning of s.560 of the Act) up to an aggregate nominal amount of US$6,828,552.20 in connection with an offer by way of a rights issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 18.3 special voting shares of US$0.000001 each in the capital of the Company (“Special Voting Shares”) and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of US$136.60, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 10 August 2022, but in each case the Company may, before such expiry, make an offer or agreement which would or might require Relevant Securities or Special Voting Shares (as applicable) to be allotted after this authority expires and the directors may allot Relevant Securities or Special Voting Shares (as applicable) in pursuance of such offer or agreement as if this authority had not expired. This authority is in substitution for all previous unutilised authorities given to the directors pursuant to s.551 of the Act, save to the extent that those authorities are exercisable pursuant to s.551(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date.

8 SPECIAL RESOLUTIONS Disapplication of pre-emption rights 19 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to s.570 and s.573 of the Act to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if s.561(1) of the Act did not apply to such allotment, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 10 August 2022. This power shall be limited to the allotment of equity securities: 19.1 in connection with an offer of equity securities (including, without limitation, under a rights issue, open offer or similar arrangement, save that in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only) in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 19.2 otherwise than pursuant to paragraph 19.1, up to an aggregate nominal amount of US$1,024,282.90, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power is in substitution for all previous unutilised powers given to the directors pursuant to s.570 and s.573 of the Act, save to the extent that those powers are exercisable pursuant to s.570(4) and s.573(3) of the Act by reason of any offer or agreement made prior to the date of the resolution which would or might require equity securities to be allotted on or after that date. This power applies in relation to a sale of shares which is an allotment of securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted. 20 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to s.570 and s.573 of the Act, in addition to any power granted under Resolution 19, to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if s.561(1) of the Act did not apply to any such allotment, such power to be: 20.1 limited to the allotment of equity securities up to an aggregate nominal amount of US$1,024,282.90; and 20.2 used only for the purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre- Emption Group prior to the date of this notice,

9 provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 10 August 2022, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted. Company’s authority to purchase its own shares 21 THAT, for the purposes of s.694 of the Act, the terms of the share repurchase contracts to be entered into between the Company and one or more of the counterparties set out in the list annexed to such contracts (copies of which have been made available for inspection by members of the Company, both (i) at the Company’s registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself) are approved and the Company be authorised to undertake off-market purchases (within the meaning of s.693(2) of the Act) of ordinary shares pursuant to any such contract, provided that: 21.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 20,485,656, representing approximately 10% of the Company’s issued ordinary share capital; 21.2 the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be US$0.10; 21.3 the maximum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be 105% of the average market value of an ordinary share in the Company for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract); and 21.4 this authority (unless previously revoked, varied or renewed) shall expire at the end of the next annual general meeting of the Company or, if sooner, on 10 November 2022, except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of this authority and which will or may be completed or executed wholly or partly after such expiry, where the Company may make a purchase of ordinary shares in pursuance of any such contract or contracts.

10 ORDINARY RESOLUTION 2021 Equity Incentive Plan 22 THAT (i) the 2021 Equity Incentive Plan (“2021 Plan”), in the form produced to the AGM, be approved, and (ii) the directors be authorised to do all such acts and things as may be necessary or expedient for the purpose of implementing and giving effect to the 2021 Plan, including in such manner as may be necessary to ensure that they meet the requirements of applicable law and the listing standards of the New York Stock Exchange. By order of the Board Pierfrancesco Boccia Company Secretary 1 April 2021 Registered Office: Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT Registered in England and Wales with registered number: 09127533

11 PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS Resolution 1: Annual Report and Accounts for the financial year ended 31 December 2020 The Act requires that the directors of the Company (the “Directors” or the “Board”) lay the Annual Report and Accounts before the Company in general meeting. Shareholders will be asked to receive and adopt the Annual Report and Accounts. The Annual Report and Accounts were published and made available to shareholders together with this AGM Notice. Resolution 2: Directors’ remuneration report The Act requires quoted companies to put a resolution to shareholders at each annual general meeting of the Company to approve the Directors’ remuneration report (other than the part relating to the Directors’ remuneration policy), which forms part of the Annual Report and Accounts. Resolution 2 is advisory in nature and the Directors’ entitlement to remuneration is not conditional on the resolution being passed. The Directors’ remuneration report gives details of the remuneration payments and share awards made by the Company to the Directors during the financial year ended 31 December 2020. The Company’s auditor for the financial year ended 31 December 2020, PricewaterhouseCoopers LLP, has audited those parts of the Directors’ remuneration report that are required to be audited and its report relating to the Directors’ remuneration report can be found in the Annual Report and Accounts. Resolution 3: Directors’ remuneration policy The Act requires quoted companies to put a separate resolution to shareholders to approve the Directors’ remuneration policy. The current Directors’ remuneration policy was approved by shareholders at the annual general meeting on 17 May 2019. The Company is proposing to make certain changes to the Directors’ remuneration policy, further details are included in the Directors’ remuneration report (remuneration policy section) of the Annual Report and Accounts, and shareholders are therefore being asked to approve a new remuneration policy. The vote on the Directors’ remuneration policy is a binding vote. If approved, the remuneration policy will take effect immediately following the conclusion of the AGM. It is intended that the approved policy will remain in place for three years and, unless the Company wishes to change the policy, no further shareholder approval will be needed during this period until the Company’s annual general meeting in 2024. Resolutions 4 to 14: Continued appointment of existing directors The Board currently has 11 directors (comprising a Chairperson, a Lead Independent Director (who is also Vice Chairperson), two executive directors and seven other non-executive directors), whose experience and expertise are derived from a range of industries, sectors and personal characteristics that provide an invaluable and diverse perspective on the Company’s business. In November 2020, under the direction of the Chairperson, each of the Directors underwent the Company’s customary annual performance evaluation. Having assessed the outcome of those performance evaluations, the Board is satisfied that each Director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors remains independent in both character and judgement and that there are no relationships or circumstances likely to affect their independence. In February 2021, the Board (with the support of the Nominating and Corporate Governance Committee) reviewed and is satisfied with its size and composition. Although the Company is not subject to the U.K. Corporate Governance Code, which recommends annual shareholder appointment of directors, having considered the needs of the

12 Company and market practice, including in the U.S. where the Company’s ordinary shares are listed, it was determined that it is in the best interests of the Company and its shareholders as a whole to put forward the Directors for a shareholder vote to approve their continued appointment as directors of the Company. This year, members should vote on the continued appointment of all Directors. Accordingly, the Company is seeking approval from shareholders to appoint Marco Sala, its Chief Executive Officer, as a director of the Company for a term of three years. Marco Sala was originally mandated a three year appointment at the 2018 annual general meeting and it is considered, in light of the success of the business driven by Marco Sala, that he should remain for an additional three year period, that is until the date of the third subsequent annual general meeting of the Company in 2024, enabling the Company to have consistency in its management while it continues to carry out its strategy for a more successful business. Given Marco Sala’s proven track record and leadership skills, including in navigating the financial and operational challenges stemming from the COVID-19 pandemic, the Board is confident that Marco Sala is best placed to continue to lead the management team in driving the success of the Company. In addition, the Board recommends that each of the Directors other than Marco Sala be put forward to a shareholder vote to approve their continued appointment until the Company’s next annual general meeting. These resolutions therefore seek shareholder approval for the continued appointment of these individuals, each such person having confirmed their willingness to continue in office. Biographical details for individuals whose continuing appointment as directors of the Company is to be approved, including their career history, skills, competencies and experience, can be found in Appendix 1 (Directors’ Biographies) and at www.igt.com. Resolutions 15 and 16: Re-appointment and remuneration of auditor Pursuant to Resolution 15, the Directors recommend that PricewaterhouseCoopers LLP should be re-appointed as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting at which annual report and accounts are laid before the Company. Resolution 16 proposes that the Board or its audit committee is authorised to determine the remuneration of PricewaterhouseCoopers LLP. Resolution 17: Political donations The Act contains restrictions on companies making political donations to a political party or other political organisation, or incurring political expenditure. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. However, the Act defines political donations, political organisations and political expenditure very broadly. As a result, the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act. Resolution 18: Authority to allot shares Under the Act, the Directors may allot shares (or grant certain rights over shares) only with the authority of shareholders in general meeting (other than pursuant to an employee share scheme within the meaning of the Act). In certain circumstances this could be unduly restrictive. The Directors’ existing authority to allot shares, which was granted at the annual general meeting of the Company held on 25 June 2020,

13 is due to expire at the end of the AGM or, if earlier, on 24 September 2021. Resolution 18 will be proposed as an ordinary resolution. Paragraphs 18.1 and 18.2 of Resolution 18 authorise the Directors to allot ordinary shares in the capital of the Company up to a maximum nominal amount of US$6,828,552.20 and up to a further maximum nominal amount of US$6,828,552.20 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on 24 March 2021 (excluding treasury shares). The Company does not currently hold any shares in treasury. These limits are in accordance with guidelines issued by the Investment Association. In addition, paragraph 18.3 of Resolution 18 authorises the Directors to allot Special Voting Shares up to a maximum nominal amount of US$136.60. This authority is required because the Company’s articles of association stipulate that, if there is an allotment of ordinary shares, then there must also be a simultaneous allotment of Special Voting Shares, so that the aggregate number of ordinary shares in issue is equal to the aggregate number of Special Voting Shares in issue. The authority conferred by the resolution will expire at the end of the next year’s annual general meeting or, if sooner, on 10 August 2022. The Directors have no current intention of exercising the authorities sought by paragraphs 18.1 and 18.2 of Resolution 18, other than pursuant to the Company’s equity incentive plan. However, the Directors believe it to be in the best interests of the Company to maintain the flexibility that these authorities provide. If the Directors do exercise these authorities, the Directors intend to follow best practices as regards their use, as recommended by the Investment Association. The Directors have no intention of exercising the authority sought by paragraph 18.3 of Resolution 18 other than in conjunction with an issue of ordinary shares, to ensure compliance with the requirement in the Company’s articles of association that the aggregate number of ordinary shares in issue be equal to the aggregate number of Special Voting Shares. Resolutions 19 and 20: Disapplication of pre- emption rights Unless they are given an appropriate power by shareholders, if the Directors wish to allot any ordinary shares, grant rights over ordinary shares, or sell ordinary shares held in treasury, in each case for cash (other than pursuant to an employee share scheme within the meaning of the Act) they must first offer them to existing shareholders in proportion to their existing holdings. These are known as pre-emption rights. The Special Voting Shares are not subject to these pre-emption rights, because they do not qualify as “equity securities” for the purposes of s.560 of the Act. The existing disapplication of these statutory pre-emption rights, which was granted at the annual general meeting of the Company held on 25 June 2020, is due to expire at the end of the AGM or, if earlier, on 24 September 2021. Resolutions 19 and 20 will be proposed as special resolutions to give the Directors power to allot ordinary shares without the application of these statutory pre-emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements (save that, in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only); second, in relation to the allotment of equity securities for cash up to a maximum aggregate nominal amount of US$1,024,282.90 (representing approximately 5% of the nominal value of the ordinary shares in issue on 24 March 2021); and third, in relation to an acquisition or other capital investment as defined by the Pre-emption Group’s Statement

14 of Principles, an additional 5% of the nominal value of the ordinary shares in issue on 24 March 2021. These limits are in accordance with guidelines issued by the Pre-emption Group and the Investment Association. The Directors have no current intention of exercising these powers, other than pursuant to the Company’s equity incentive plan. However, in certain circumstances, it may be in the best interests of the Company to allot shares for cash or grant rights over shares (other than pursuant to an employee share scheme within the meaning of the Act) without first offering them proportionately to existing shareholders, and the powers in Resolutions 19 and 20 give the Directors flexibility to take advantage of business opportunities that may arise. The Directors intend to adhere to the provisions in the Pre-Emption Group’s Statement of Principles, as updated in March 2015, and not to allot shares for cash on a non pre-emptive basis pursuant to the power in Resolution 19: (i) in excess of an amount equal to 5% of the total issued ordinary share capital of the Company (excluding treasury shares); or (ii) in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company (excluding treasury shares) within a rolling three-year period, without prior consultation with shareholders, in each case other than in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment. The powers sought and limits set by these resolutions will also apply to a sale by the Company of any shares it holds as treasury shares. The Act permits shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share-based incentive schemes. The powers conferred by these resolutions will expire at the end of next year’s annual general meeting or, if sooner, on 10 August 2022. Resolution 21: Company’s authority to purchase its own shares As the Company is an English public limited company that has its shares listed only on the New York Stock Exchange (“NYSE”), under the Act, the Company may only conduct repurchases of its ordinary shares in accordance with specific procedures for "off-market" purchases of such shares because, and solely for the purposes of the Act, any repurchase of its shares through the NYSE constitutes an "off- market" transaction. As such, these repurchases may only be made pursuant to a form of share repurchase contract, the terms of and counterparties to which have been approved by the Company’s shareholders in accordance with s.694 of the Act. At the annual general meeting of the Company held on 25 June 2020, the Company was authorised to purchase 20,474,483 issued ordinary shares pursuant to the terms of share repurchase contracts approved by the shareholders and with certain counterparties identified in an annex to those contracts. The Company has not made any purchases under this authority. This authority is due to expire at the end of the AGM or, if earlier, on 24 December 2021. The Company is now seeking approval of three sets of share repurchase contracts, each consisting of a “Rule 10b-18 Repurchase Contract” and a “Rule 10b5-1 Repurchase Plan”, in the same form approved by shareholders in 2020, in order to maximise flexibility for the Company.

15 The proposed forms of Rule 10b-18 Repurchase Contract each provide that the counterparty will purchase ordinary shares on the NYSE at such prices and in such quantities as the Company may instruct from time to time, in accordance with Rule 10b-18 of the Securities Exchange Act 1934 (the "Exchange Act"). The proposed forms of Rule 10b5-1 Repurchase Plan each provide that the counterparty will purchase a specified dollar amount of ordinary shares on the NYSE each day if the Company’s ordinary shares are trading below a specified price. Purchases will be in accordance with Rule 10b- 18 of the Exchange Act. The amount to be purchased each day, the limit price and the total amount that may be purchased under the contract will be determined at the time the contract is executed. All forms of the contract provide that the counterparty will purchase the shares as principal and sell any shares purchased to the Company, in order to comply with the requirements of the Act. Resolution 21, which will be proposed as a special resolution, will authorise the Company to purchase up to 20,485,656 ordinary shares of US$0.10 each in the capital of the Company (representing approximately 10% of the Company’s issued ordinary share capital on 24 March 2021). The maximum price that shall be paid to purchase an ordinary share is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract). The authority conferred by Resolution 21 will expire at the end of next year’s annual general meeting or, if sooner, on 10 November 2022. The Directors are committed to managing the Company’s capital effectively. Although the Directors have no plans to make such purchases, buying back the Company’s shares is one of the options they keep under review. The Directors will exercise this authority only where they consider that such purchases will be in the best interests of shareholders. Approval of the forms of contract and counterparties are not an approval of any specific share repurchase program or transaction. This will be determined by the Board as and when it considers it beneficial for the Company, and there can be no assurance as to whether the Company will repurchase any of its shares or as to the amount of any such repurchases or the prices at which such repurchases may be made, subject to the limitations set out in the resolution and summarised above. A list of counterparties is annexed to the forms of share repurchase contract. The counterparties are investment banks and brokers. If the Directors determine that shares should be repurchased, one or more of the counterparties would be chosen to purchase shares in the market and sell them on to the Company in accordance with the terms of one or more repurchase contracts in the form approved. As required by the Act, the forms of the share repurchase contract and the list of proposed counterparties will be available for inspection by members of the Company at the registered office of the Company. Please refer to note 2 of Part 2 (General Notes to the AGM Notice) of this AGM Notice for further details. Resolution 22: 2021 Equity Incentive Plan The NYSE rules require shareholder approval for adoption of a new equity compensation plan. Resolution 22 is an ordinary resolution seeking to adopt the 2021 Equity Incentive Plan (“2021 Plan”) for the Company’s employees and directors. The Board believes that the Company’s continuing success depends on its ability to attract and retain executive talent and director oversight. Given the share reserve under the Company’s current 2015 Equity Incentive Plan (the “2015 Plan”) is no longer sufficient to allow for issuance under the

16 said plan, the 2021 Plan, upon adoption, will allow the Company to make future grants to reward employees and directors for delivering growth in shareholder value. The aggregate number of shares reserved for issuance under the 2021 Plan amounts to 20.5 million, c. 10% of the issued ordinary share capital of the Company as of 24 March 2021. The 2021 Plan will terminate on the tenth anniversary of the date the plan is approved by the Company’s shareholders. A description of the material features of the 2021 Plan is set out in Appendix 2 (Summary of the 2021 Equity Incentive Plan). This summary is qualified in its entirety by reference to the full text of the 2021 Plan, a copy of which will be available for inspection at the registered office of the Company. Please refer to note 2 of Part 2 (General Notes to the AGM Notice) of this AGM Notice for further details.

17 PART 2: GENERAL NOTES TO THE AGM NOTICE IMPORTANT: The wellbeing of all of our stakeholders, in particular our shareholders, colleagues and service providers is a primary concern for the Directors. As noted on the cover page, in light of the COVID-19 related Government restrictions and measures relating to social gatherings which are presently in place and the overriding health and safety concerns, the Board has decided to hold this year’s AGM as a closed meeting with only the minimum quorum of two shareholders present, in addition to the usual supporting staff, reduced to a minimum. Therefore, it will not be possible for shareholders to attend in person (other than those designated as attending for the purposes of the quorum) and if you attempt to attend in person, you will be refused entry. The Company will provide updates via a press release and on its website regarding any changes to the AGM and/or its proceedings. The notes below shall be read subject to these restrictions. 1 Record date To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3.00 p.m. (BST) on 7 May 2021 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares and special voting shares, if any, registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM. 2 Publication of information The following documents will be available for inspection at the Company’s registered office during usual business hours from the date of this document and until the conclusion of the AGM: • the forms of share repurchase contract and the list of proposed counterparties; and • the 2021 Plan. Please note that documents above will be available for inspection at an agreed time, subject always to a minimum 48-hour prior notice to IGT_AGM@IGT.com and any restrictions imposed by the Government in light of the COVID-19 pandemic. The right of inspection on the AGM date will also be subject to the aforementioned restrictions. A copy of this notice can be viewed on the Company’s website at www.igt.com. 3 Voting arrangements Voting on each of the Resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more transparent, as shareholder votes are counted according to the number of shares held by each shareholder that votes on the relevant resolution. Therefore, every qualifying member present in person, by proxy or by corporate representative and entitled to vote on the Resolutions will have one vote in respect of each ordinary share of US$0.10 each in the capital of the Company (the “Ordinary Shares”). The issued special voting shares of US$0.000001 each in the capital of the Company (“Special Voting Shares”) carry a voting right of 0.9995 each. The Special Voting Shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at www.igt.com) will be entitled to direct the Nominee to exercise the vote of any Special Voting Shares associated with their Ordinary Shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each Ordinary Share held. The Special Voting Shares and Ordinary Shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. The Special Voting Shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the Resolutions to the extent that a participant has either not elected to participate in the

18 Loyalty Plan or has not directed how such shares should be voted by the Nominee. The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the Resolutions will be published on the Company’s website, www.igt.com, and filed with the U.S. Securities and Exchange Commission in due course. 4 Corporate shareholders Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member: a. if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and b. if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised. 5 Publication request Under s.527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: a. the audit of the Company’s annual report and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or b. any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual report and accounts were laid in accordance with s.437 of the Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with s.527 and s.528 of the Act. Where the Company is required to place a statement on a website under s.527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under s.527 of the Act to publish on a website. 6 Asking questions Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: a. to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; b. the answer has already been given on a website in the form of an answer to a question; or c. it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. 7 Beneficial owners If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form. If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM. Paragraphs 8 to 13 (inclusive) on proxy provisions relate to shareholders only. 8 Appointment of proxies If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form. A proxy form which may be used to make such appointment and give proxy directions accompanies

19 this notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419. A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the chairperson of the meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the chairperson of the meeting) and give your instructions directly to them. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419. If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular Resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution. The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9 Appointment of proxy using hard copy proxy form The notes to the hard copy proxy form explain how to direct your proxy to vote on each Resolution or abstain from voting. To be valid, the hard copy proxy form must be: a. completed and signed; b. sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233-5000; and c. received by no later than 3.00 p.m. (BST) on 7 May 2021. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form. 10 Electronic proxy appointments Instead of mailing a hard copy proxy form, you may choose one of the electronic proxy appointment methods outlined below to appoint your proxy: a. by electronic means at www.investorvote.com/IGT; or b. within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch tone telephone. Proxies submitted by the internet or telephone must be received by 3.00 p.m. (BST) on 7 May 2021. The contact details set out in paragraphs 9 and 10 must not be used for any other purposes unless expressly stated. 11 Appointment of proxy by joint shareholders In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior). 12 Changing proxy instructions To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy

20 appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form. When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share. 13 Termination of proxy appointments In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233- 5000. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later 3.00 p.m. (BST) on 7 May 2021. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid. Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated. 14 Communications Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated. 15 Total voting rights As at 24 March 2021, being the latest practicable date before the publication of this notice, the issued share capital of the Company consisted of: a. 204,856,564 ordinary shares of US$0.10 each, each carrying one vote at a general meeting; b. 204,856,564 special voting shares of US$0.000001 each, each carrying 0.9995 votes at a general meeting; and c. 50,000 sterling non-voting shares of £1 each. The total number of voting rights in the Company as at that date was therefore 409,610,700. 16 Proof of identity Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy, please make this fact known on admission to the AGM to Computershare personnel.

21 APPENDIX 1: DIRECTORS’ BIOGRAPHIES EXECUTIVE DIRECTORS Massimiliano (Max) Chiara, Executive Director Massimiliano Chiara has served on the Board of Directors since May 2020, and as Chief Financial Officer of the Company since April 2020. Before joining the Company, Mr. Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served since 2017 as head of Mergers & Acquisitions for CNH Industrial. Between 2009 and 2013, Mr. Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst with Dresdner Kleinwort Benson. Mr. Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Mr. Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007. Marco Sala, Executive Director Marco Sala has served as a member of the Board of Directors and Chief Executive Officer of the Company since its admission to the listing on the NYSE in 2015. Before then and since 2009, Mr. Sala served as Chief Executive Officer and a member of the Board of Directors of predecessor GTECH S.p.A. (formerly Lottomatica Group). Prior to the Company's admission to the listing on the NYSE in 2015, Mr. Sala served on the Board of Directors of Lottomatica since 2003, when he joined as Co-General Manager, before being appointed Managing Director with responsibility for the Italian Operations and other European activities since 2006. In June 2020, Mr. Sala was appointed to the Board of Directors of De Agostini. He is also a member of the Board of Directors of Save the Children Italia, the Italian extension of the worldwide non-profit organization, and a member of the Board of Directors of the Rome Biomedical Campus University Foundation, a non-profit organization in charge of promoting scientific research and of supporting the Biomedical Campus University of Rome. Until June 2019, Mr. Sala served as a member of the Board of Directors of OPAP S.A., a Greek gaming and sports betting operator. Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy). Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions. Additionally, he held various marketing positions at Kraft Foods. Mr. Sala graduated from Bocconi University in Milan, majoring in Business and Economics.

22 NON-EXECUTIVE DIRECTORS Beatrice Bassey, Independent Director Beatrice H. Bassey has served on the Board since March 2020 and is a member of the Nominating and Corporate Governance Committee. She is the General Counsel, Chief Compliance Officer and Corporate Secretary at Atlas Mara Limited, a publicly listed financial services company that operates banks in various parts of Africa, responsible in overseeing compliance, corporate governance and legal affairs across all its subsidiaries as well as leading on Atlas Mara’s acquisition and integration activities. In addition, she serves as Chair of the Board of Union Bank of Nigeria plc, a publicly listed bank regulated by the Nigerian Central Bank and the U.K. Prudential Regulatory Authority. She is a member of the board of African Banking Corporation of Botswana Limited, a publicly listed bank, where she also sits on the remuneration, risk & compliance and audit committees. She also serves as a member of the board of Banque Populaire du Rwanda, where she chairs the credit committee, and also sits on the remuneration and risk and compliance committees. Prior to her joining Atlas Mara, Mrs. Bassey was a Senior Partner in the New York offices of Hughes Hubbard & Reed LLP, where she was a member of the Executive Committee. Mrs. Bassey holds an LL.B in Law from University of Maiduguri, Nigeria, a BL in Law from the Nigerian Law School and an LL.M from Harvard Law School. She was called to the Nigerian Bar in 1995 and the New York Bar in 1999. She is a member of the London Court of International Arbitration, and also a Fellow of the David Rockefeller Fellows Program of the Partnership for New York City. Alberto Dessy, Independent Director Alberto Dessy has served on the Board since the formation of the Company in April 2015 and is a member of the Audit Committee and the Compensation Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., and DeA Capital S.p.A. Mr. Dessy graduated from Bocconi University and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management. Marco Drago, Non-Executive Director Marco Drago has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since July 2018 he has been the President of the Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C. S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice Chairman of Planeta De Agostini Group, Director of Atresmedia, DeA Capital S.p.A., Honorary Chairman of De Agostini Editore S.p.A. and member of the S. Faustin (Techint Group) board. Mr. Drago graduated in Economics and Business at Università Bocconi in Milan in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A, having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003.

23 James McCann, Vice Chairperson and Lead Independent Director James F. McCann has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1- 800- Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman and CEO of Clarim Acquisition, a blank check company targeting consumer-facing e-commerce which was founded in 2020. Mr. McCann previously served as director and Chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the Board of Directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non- executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann has served on the board of Amyris, Inc. since 2019, including as a member of the Audit Committee and the Operations and Finance Committee. He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc., The Boyds Collection, Ltd and Scott’s Miracle-Gro. Prof. Heather J. McGregor, Independent Director Heather J. McGregor was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the business school of Heriot Watt University in the U.K. In addition, Professor McGregor is a director of Non- Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years, and is currently a weekly columnist in the Sunday Times. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy. Lorenzo Pellicioli, Chairperson Lorenzo Pellicioli has served as Chairperson of the Board since November 2018, before which he served as Vice-Chairperson of the Board since the formation of the Company in April 2015. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini since November 2005. Mr. Pellicioli started his career as a journalist for the newspaper Giornale Di Bergamo and afterwards he became Bergamo TV Programmes Vice President. From 1978 to 1984, he held different posts in the sector of the Italian private television for Manzoni Pubblicità, Publikompass up to his nomination as Rete4 General Manager. In 1984, he joined the Gruppo Mondadori Espresso, the first Italian publishing group. He was initially appointed General Manager for Advertising Sales and Mondadori Periodici (magazines) Vice General Manager and afterwards President and CEO of Manzoni & C. S.p.A, advertising rep of the Group. From 1990 to 1997, he was appointed first President and CEO of Costa Cruise Lines in Miami, being part of Costa Crociere Group operating in the North American market (USA,

24 Canada and Mexico) and then became Worldwide General Manager of Costa Crociere S.p.A., based in Genoa. From 1995 to 1997 he was also appointed President and CEO of the Compagnie Francaise de Croisières (Costa- Paquet), the Paris-based subsidiary of Costa Crociere. In 1997, he took part to the privatization of SEAT Pagine Gialle purchased by a group of financial investors. After the acquisition he was appointed CEO of SEAT. In February 2000, he also managed the “Internet Business Unit” of the Telecom Italia Group following the sale of SEAT. In September 2001, following the acquisition of Telecom Italia by the Pirelli Group, he resigned. Since November 2005 he has been CEO of the De Agostini Group, an Italian financial group with ownership in the publishing sector (De Agostini Editore), games and lotteries (IGT PLC), media and communications (Atresmedia - Spanish television leader, Banijay Group - a leading company in the production and distribution of television and media content) and financial investments (DeA Capital). He is also Chairman of the Board of Directors of DeA Capital, a member of the Board of Directors of Assicurazioni Generali S.p.A., and a member of the Advisory Board of Palamon Capital Partners. He was formerly also a member of the Boards of Directors of Enel, INA-Assitalia, and Toro Assicurazioni and of the Advisory Board of Lehman Brothers Merchant Banking. On April 3, 2017 he was honored with the title of Chevalier dans l’ordre de la Légion d’Honneur. Samantha F. Ravich, Independent Director Dr. Samantha Ravich was appointed to the Board in July of 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally- mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co- Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney. Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors. Vincent L. Sadusky, Independent Director Vincent L. Sadusky has served on the Board since the formation of the Company and is Chair of the Audit Committee. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S.. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group,

25 Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates. Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology. Gianmario Tondato da Ruos, Independent Director Gianmario Tondato da Ruos has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies. Mr. Tondato da Ruos is Chairman of HMSHost Corporation, of Autogrill Italia S.p.A. and of Autogrill Europe S.p.A. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabobank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

26 APPENDIX 2: SUMMARY OF THE 2021 EQUITY INCENTIVE PLAN The following is a description of the material features of the 2021 Equity Incentive Plan (“2021 Plan” or the “Plan”). This summary is qualified in its entirety by reference to the full text of the 2021 Plan, a copy of which will be available for inspection at the registered office of the Company. Background and Purpose The purposes of the Plan are to focus directors and employees on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company, and to encourage ownership of shares in the Company (“Shares”) by directors and employees of the Company and its subsidiaries. Eligibility Directors and employees of the Company or any of its subsidiaries, as well as prospective directors and employees who have accepted offers of employment from or arrangements to provide services as directors to the Company or its subsidiaries, are eligible for awards under the Plan. The Committee that administers the Plan (as described below) determines in its discretion which eligible persons will be granted awards under the Plan. Administration The Plan is administered by the Board directly, or if the Board elects, by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the Board or the committee administering the Plan is referred to in this summary as the “Committee”), which Committee shall be composed of not less than two directors, and will be appointed by and serve at the pleasure of the Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action will control. The Committee is authorized to construe and interpret the Plan and to adopt, alter, and repeal such administrative rules, guidelines, and practices governing the Plan. Subject to the terms and conditions of the Plan, the Committee will make all determinations necessary or advisable for the implementation, administration, and maintenance of the Plan, including, but not limited to: 1. selecting participants; 2. issuing an award or grant under the Plan in such amounts and in such form as the Committee determines; 3. imposing restrictions, terms, and conditions upon an award as the Committee deems appropriate; 4. modify, amend, or adjust the terms of any award; and 5. to interpret the terms and provisions of the Plan and any award issued thereunder. The Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Any determination of the Committee in connection with the construction, interpretation, administration, implementation, or maintenance of the Plan will be final, binding, and conclusive upon all persons, including the Company, all Plan participants, and all eligible individuals. Plan Shares Subject to adjustment as described below, the sum of (i) 16,000,000 Shares, and (ii) the number of Shares previously reserved and available for future grant under the Company’s 2015 Equity Incentive Plan (the “Prior Plan”), i.e. c. 20.5 million Shares, were reserved and available for delivery in connection with awards granted under

27 the Plan as of its effective date. Shares issued under the Plan may be authorized and unissued shares. To the extent that any award under the Plan or the Prior Plan is forfeited, terminates, expires, or lapses instead of being exercised, or any award is settled for cash, the Shares subject to such awards not delivered as a result thereof will again be available for awards under this Plan. If the exercise price of any option or stock appreciation right (“SAR”) and/or the tax withholding obligations relating to any award are satisfied by delivering Shares or withholding Shares relating to such award, the gross number of Shares subject to the award after payment of the exercise price and/or tax withholding obligations shall be deemed to have been granted for purposes of the Plan. In the event of a merger, consolidation, acquisition of property or shares, share rights offering, liquidation, disposition for consideration of the Company’s direct or indirect ownership of a subsidiary (including by reason of a disaffiliation), or similar event affecting the Company or any of its subsidiaries (each, a “Corporate Transaction”), the Committee may, in its discretion (and in the event of any share dividend, share split, reverse share split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a disaffiliation, separation, or spinoff, in each case, without consideration, or other extraordinary dividend of cash or other property (each, a “Share Change”), the Committee will), make such substitutions or adjustments as it deems appropriate and equitable to any or all of the number and kind of Shares underlying awards, and the Share limits, exercise price, grant price, or purchase price of Shares and other Plan limits. In the case of Corporate Transactions or a Share Change (if applicable), such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the Shares subject to outstanding awards. General Terms of Awards Subject to the terms of the Plan, the selection of persons to receive awards, the size and type of award, the times at which each award will be exercisable or settled, the purchase price, exercise price or base price of an award, whether vesting will be based on performance or continued service or both, the manner of settlement of any award, the treatment of the award upon termination of employment, whether vesting or settlement will be accelerated or deferred and under what conditions, and such other terms and conditions as the Committee may determine, are set by the Committee in its discretion. Terms and conditions need not be uniform among types of awards nor among participants receiving the same type of award. The terms and conditions of each award are set out in an award agreement. Delivery of shares or other settlement of an award is also subject to compliance with securities laws, tax laws, and other applicable laws and stock exchange rules and regulations. Any award may be granted as a performance- based award, which is conditional on the satisfaction of performance criteria specified by the Committee. Awards may be granted on a stand-alone basis or in tandem with other awards. Share Options and Share Appreciation Rights The Committee may grant both share options, which give the participant the opportunity to buy a certain number of Shares (exercise the option) at a fixed price per Share (the exercise price) during a specific time period, and SARs, which entitle the participant to receive the excess (if any) of the fair market value of a Share on the date of exercise over the SAR’s designated base price. SARs may be “tandem SARs,” which are granted in conjunction with a share option, or “free-standing SARs,” which are not granted in conjunction with a share option. The maximum term of each option or SAR is 10 years from the date of grant.

28 The term of the award, the exercise price of an option, and the base price of a SAR are determined by the Committee, but the per share exercise price of an option and the base price of a SAR may not be less than the fair market value of a Share on the date of grant. Fair market value on a date is based on the closing reported sales price of a Share on the applicable stock exchange on that date (or, if there are no reported sales on that date, on the last date prior to that date on which there were sales) of a Share on the applicable stock exchange, unless otherwise determined by the Committee. The Committee also determines and sets out in the award agreement the term of the award, when the award becomes vested, the time and form of settlement of the award, and how, in the case of an option, the participant may pay the exercise price, for an option, which may include payment in cash, in Shares, surrender of other awards, and “net exercise” or “cashless exercise” to the extent permitted by law. The granting of an option or a SAR does not accord the participant the rights of a shareholder, and such rights accrue only after the exercise of the option or settlement in Shares of the SAR, the issuance of the Shares to the participant, and the registration of Shares in the participant’s name. Restricted Shares The Plan provides for the award of Shares that are subject to forfeiture and restrictions on transferability as set forth in the Plan, the applicable award agreement, and as may be otherwise determined by the Committee. Upon the grant of restricted Shares, the participant will have the rights of a shareholder with respect to the restricted Shares, including the right to vote the restricted Shares and to receive all dividends and other distributions paid or made with respect to the restricted Shares on such terms as will be set forth in the applicable award agreement. During the restriction period set by the Committee, the participant will be prohibited from selling, transferring, pledging, exchanging, or otherwise encumbering the restricted Shares. Restricted Share Units The Plan also authorizes the Committee to grant restricted share units (“RSUs”). RSUs are not Shares and do not entitle the participant to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The participant may not sell, transfer, pledge, or otherwise encumber RSUs granted under the Plan prior to their vesting. RSUs will be settled in cash, Shares, or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of a Share on the settlement date. Performance Share Units The Committee may provide for the award of performance share units that are valued by reference to a designated amount of cash or other property other than Shares. The payment of the value of a performance share unit is conditioned upon the achievement of performance goals set by the Committee in granting the performance share unit and may be paid in cash, Shares, other property, or a combination thereof. Other Share-Based Awards The Plan also provides for the award of Shares and other awards that are valued by reference to Shares, including unrestricted shares, dividend equivalents, and convertible debentures. Vesting and Termination of Service The Committee has authority to set the terms that will govern the vesting of awards and their treatment on termination of service in various circumstances, such as death, disability, voluntary terminations, involuntary terminations, and terminations for cause, and to determine in any particular case which of those circumstances applies to a participant’s termination of service. The specific terms applicable to an award on termination of service will be as provided in the award agreement.

29 The Committee may extend the time period for exercise of an option or SAR after termination of service (but not beyond the original expiration date) and provide for additional or accelerated vesting of awards on termination of service. Change in Control Unless provided otherwise in the applicable award agreement: • in the event of a “Change in Control” of the Company (as defined in the Plan), if equivalent replacement awards are substituted for awards granted and outstanding under the Plan at the time of such Change in Control, such awards will not vest upon the Change in Control but would vest upon a termination of service other than for cause within two years after such change in control; and • notwithstanding any other provision of the Plan to the contrary, upon the termination of service of a participant during the two- year period following a Change in Control for any reason other than for cause, any option or SAR held by the participant as of the date of the Change in Control that remains outstanding as of the date of such termination of service may thereafter be exercised until the full expiration of the term of such option or SAR. An award qualifies as a “replacement award” under the Plan if the following conditions are met in the sole discretion of the Committee: (1) it is of the same type as the award being replaced; (2) it has a value equal to the value of the award being replaced as of the date of the Change in Control; (3) if the underlying award being replaced was an equity-based award, it relates to publicly traded equity securities of the Company or the entity surviving the Company following the Change in Control; (4) it contains terms relating to vesting (including with respect to a termination of service) that are substantially identical to those of the award being replaced; and (5) its other terms and conditions are not less favorable to the participant than the terms and conditions of the award being replaced (including the provisions that would apply in the event of a subsequent change in control) as of the date of the Change in Control. If equivalent replacement awards are not substituted for awards granted and outstanding under the Plan at the time of such Change in Control, (1) all then-outstanding options and SARs will become fully vested and exercisable, and all full-value awards (other than performance-based awards) will vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such award; and (2) all then-outstanding performance-based awards will be deemed to be earned and payable, with all applicable performance goals deemed achieved at the greater of (a) the applicable target level, and (b) actual performance, as determined by the Committee, through the latest date preceding the date of the Change in Control as to which performance can, as a practical matter, be determined (but not later than the time period established by the Committee for the achievement of the applicable performance goals to be measured). Clawback All awards under the Plan are subject to any clawback, recoupment, or forfeiture provisions required by law and applicable to the Company or its subsidiaries as in effect from time to time, or otherwise in accordance with any policies adopted by the Board or a committee thereof and which are in effect as of the grant date (“Clawback Policy”). By accepting an award, the participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Board or a committee thereof to comply with applicable law or stock exchange listing requirements. Non-Transferability of Awards In general, except to the extent otherwise expressly provided by the Committee or in the applicable award agreement, awards may not be sold, assigned, transferred, pledged, or otherwise

30 encumbered or transferred by a participant except by will or the laws of descent and distribution. During the participant’s lifetime, each award and each right under any award shall be exercisable only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, or by a transferee receiving such award pursuant to a permitted transferee as provided in the next paragraph. If permitted by the Committee, however, a participant may transfer an option or free-standing SAR by gift (in accordance with rules and subject to such conditions as may be specified by the Committee) to a member of the immediate family of such participant, any trust of which all of the primary beneficiaries are the participant or members of his or her immediate family, or any partnership of which all of the partners or members are such participant or members of his or her immediate family. Following the transfer of an option or SAR, the permitted transferee will have all of the rights and obligations of the participant, except that the period during which the option or SAR will be exercisable or remain exercisable will depend on the service of the original participant, and the circumstances of his or her termination of service. Designation of Beneficiary The Committee will establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of such participant’s death are to be paid or by whom any rights of such participant, after such participant’s death, may be exercised. No Contract of Employment The Plan and the award agreements under the Plan do not constitute a contract of employment or for services, and the adoption of the Plan does not confer upon any employee or director any right to continued employment or provision of services, nor does it interfere in any way with the right of the Company or any subsidiary to terminate the employment of any employee or provision of services of any director of the Company or any subsidiary at any time. Amendment and Termination The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation will be made that would materially impair the rights of the participant with respect to a previously granted award without such participant’s consent, except such an amendment is made to comply with applicable law, stock exchange rules, or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange. Unless earlier terminated, the Plan will terminate on the date which is 10 years from its effective date. Awards outstanding as of that date will not be affected or impaired by the termination of the Plan.